                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 6)



                                  NORSTAN, INC.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.10 PER SHARE
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                         (Title of Class of Securities)


                                   656535-10-1
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                                  (CUSIP Number)


                                  PAUL BASZUCKI
                         605 N. HIGHWAY 169, 12TH FLOOR
                               PLYMOUTH, MN 55441
                                 (612) 513-4500
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 JANUARY 2, 1997
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                      (Date of Event Which Requires Filing
                               of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                       (Cover page continues on next page)

                                  Page 1 of 6 Pages
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                                  SCHEDULE 13D

CUSIP NO. 656535-10-1                                  PAGE  2  OF  6  PAGES
          -----------                                       ---    ---


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  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

       Paul Baszucki
       ###-##-####
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  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                     (b) / /
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  3  SEC USE ONLY

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  4  SOURCE OF FUNDS*

     PF
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  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)   / /

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  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America and Canada
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   NUMBER OF          7    SOLE VOTING POWER
                              489,234 shares
    SHARES        -------------------------------------------------------------
                      8    SHARED VOTING POWER
 BENEFICIALLY                 570 shares
                  -------------------------------------------------------------
  OWNED BY            9    SOLE DISPOSITIVE POWER
                              489,234 shares
   EACH           -------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
 REPORTING                    570 shares

  PERSON

   WITH
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 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     489,804 shares
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 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

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 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.2%
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 14 TYPE OF REPORTING PERSON*

     IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the Common Stock, par value $.10 per share, of Norstan, Inc. ("Issuer"), a Minnesota corporation, having its principal executive offices at 605 N. Highway 169, 12th Floor, Plymouth, Minnesota 55441.

ITEM 2.  IDENTITY AND BACKGROUND.

     The name and business address of the Reporting Person is Paul Baszucki, 605 N. Highway 169, 12th Floor, Plymouth, Minnesota 55441. Mr. Baszucki is a director, Co-Chairman of the Board and Chief Executive Officer of the Issuer.

     Mr. Baszucki has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Baszucki is a citizen of the United States of America and Canada.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The shares acquired by Mr. Baszucki in January 1997 were acquired with personal funds, through payroll deductions under the Issuer's Employee Stock Purchase Plan.

ITEM 4.  PURPOSE OF TRANSACTION.

     Mr. Baszucki holds the Issuer's common stock for investment purposes.
He acquired 3,508 shares of common stock in January 1997 pursuant to the Issuer's Employee Stock Purchase Plan, which is generally available to all eligible employees of the Issuer. Mr. Baszucki expects to acquire additional shares on an annual basis through his continuing participation in such Plan.

     In August, 1996, Mr. Baszucki received 6,000 shares of common stock as a restricted stock award.

     In December, 1996, Mr. Baszucki made a charitable gift of 10,000 shares of common stock.

     Mr. Baszucki does not have any plans or proposals which relate to or would result in extraordinary corporate transactions affecting the Issuer, sale of its assets, changes in its board of

                                  Page 3 of 6 Pages
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directors or management, capitalization, dividend policy, business or corporate structure, charter or bylaws, or delisting of the Issuer's securities, termination of registration of the Issuer's securities or similar actions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) According to information provided by the Issuer, as of January 2, 1997, there were approximately 9,359,997 shares of the Issuer's common stock outstanding (after giving effect to a 2-for-1 stock split in July 1996). Mr. Baszucki, at the present time, beneficially owns an aggregate of 489,804 shares of the Issuer's common stock, constituting approximately 5.2% of the outstanding shares.

     (b) Mr. Baszucki has sole voting power and sole dispositive power with respect to 489,234 shares, including 469,366 shares held by him directly, 5,868 shares held by him as custodian for his three children, and 14,000 shares held by him as trustee for his family foundation. Mr. Baszucki has shared voting power and shared dispositive power with respect to 570 shares owned by his spouse. The filing of this statement shall not be construed as an admission that Mr. Baszucki is, for the purpose of Section 13(d) or 13(g) of the Act or for any other purposes, the beneficial owner of securities held by or for the benefit of his spouse, and any ownership interest in said securities is disclaimed.

     (c) Information with respect to transactions in the common stock of the Issuer that were effected during the last sixty (60) days by the Reporting Person is set forth below:

                                   Shares
                                  Acquired    Price Per     Where
Name of Person       Date        (Disposed)   Share       Transacted
--------------       ----        ----------   -----       ----------
Paul Baszucki        01/02/97      3,508      $14.67      (Note 1)
Paul Baszucki        12/12/96    (10,000)     N/A         (Note 2)

(1) Shares acquired by Mr. Baszucki from the Issuer pursuant to the Issuer's Employee Stock Purchase Plan, which is generally available to all eligible employees.

(2)  Charitable gift.

     (d) Mr. Baszucki's spouse has the right to receive dividends from, or the proceeds from the sale of, the shares held by her. She does not have an interest which relates to more than 5% of the Issuer's common stock.

     (e)  Not applicable.

                            Page 4 of 6 Pages

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 1997

                           By:  /s/ John E. Nardecchia, Attorney-In-Fact
                                ------------------------------------------
                                Paul Baszucki


                               Page 5 of 6 Pages

                                POWER OF ATTORNEY


     KNOW ALL BY THESE PRESENTS, that I, Paul Baszucki, hereby make, constitute, and appoint Jerry P. Lehrman, John E. Nardecchia and Robert J. Vold or any of them acting along, with full power of substitution and revocation, my true and lawful attorney for me and in my name to prepare, execute and file with the Securities and Exchange Commission reports of my beneficial ownership of shares of common stock of Norstan, Inc., giving my said attorney full power and authority to do everything whatsoever necessary to be done in the premises as fully as I could do if personally present, and hereby ratify and confirm all that my said attorney or his substitute or substitutes shall lawfully do or cause to be done by virtue hereof.

          IN WITNESS WHEREOF, I have hereunto set my hand this 5th day of August, 1996.


                                        /s/  Paul Baszucki
                                        ---------------------------------
                                        Paul Baszucki


Subscribed and sworn to before me
this 5th day of August, 1996.


Ruth E. Porter
------------------------
Notary Public               [SEAL] Ruth E. Porter
                                   Notary Public - Minnesota
                                   Hennepin County
                                   My Commission Expires
                                   January 31, 2000

                            Page 6 of 6 Pages